SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

2001 Bank Operating Results and Investor Relations Conference

Index to Items

Exhibit 1. New Kookmin Bank's First IR Conference.

1. 2001 Bank Operating Results

On February 6, 2001, the board of directors of Kookmin Bank has approved the audited non-consolidated financial statements in accordance with Korean GAAP for the fiscal year 2001. The following selected numbers have been released to the press.

1.1 Purchase accounting method application

In order to facilitate proper analysis of Kookmin Bank's 2001 earnings result, we offer the following summary of accounting and financial statement rules new Kookmin Bank has adopted:

1.1.1. According to Korean rules and regulations relating to business combination, Kookmin Bank's official accounting method relies on purchase accounting, which accounts for an acquisition using market value for the consolidation of the two entities' net assets on the balance sheet. Here are the details:

- Former Kookmin Bank purchases the assets and liabilities of former H&CB at fair value as of October 31, 2001.
- An acquisition cost of former H&CB is a sum of the total value of stocks outstanding for former H&CB (closing price on October 31, 2001 of 33,766 won x number of stocks outstanding of 119,922,229) and the fair value of former H&CB's stock options (18 billion won).
- The fair value of former H&CB's net assets is 3,362 billion won:

(Mil won)	Assets	Liabilities	Capital
Book Value	67,700	64,381	3,319
Fair Value	67,743	64,381	3,362

- Goodwill is created by taking the difference of the purchase price and fair value of net assets of former H&CB. Goodwill of 705 billion won will be amortized over nine years, using a straight-line accounting method.

1.1.2. The financial statements as of and for the years ended December 31, 2001 are filed using the purchase accounting method. For the purpose of comparison, however, we will present figures of purchase accounting and figures derived through simple arithmetic summation of two banks' past earnings, excluding the inter-bank transaction amounts.

- 2001 Balance Sheet states former Kookmin Bank's assets and liabilities outstanding as of December 31, 2001 and reflects the fair value of former H&CB's net assets.
- 2001 Income Statement states former Kookmin Bank's revenues and expenses for full 12 months, as well as former H&CB's November and December results.
- A formal presentation of the comparative financial statement states the results based on purchase accounting method, which preserves former Kookmin Bank as an ongoing entity having acquired former H&CB on November 1, 2001. Respectively, an official comparison shall be based on the financial statements of former Kookmin Bank.
- Notwithstanding the above, we have combined the income statements of former Kookmin Bank and former H&CB, excluding their inter-bank transactions, to present pro forma comparisons.

1.2 Financial Highlights

Kookmin Bank will release full year earnings on February 7, 2002. Respectively, we offer the following overview in advance to assist your analytical preparation.

For the 12 months ended December 31, 2001, Kookmin Bank delivered W741 billion in net profits using the purchase method. The pro forma statements of the bank, however, reported net income of W1,486 billion, a 19.5% increase from the same prior year period. Below are highlights of Kookmin Bank's performance for the 12 months ended December 31, 2001.

- Income before taxes and provisions recorded W2,188 billion based on purchase method and W3,704 billion based on simple consolidation method, which states an increase of 24.0% from the same prior year period.

- Net interest income recorded W2,596 billion based on purchase method and W3,861 billion based on simple consolidation method, which shows an increase of 10.4% from the same prior year period.

- Non-interest revenue recorded W938 billion based on the purchase method and W1,986 based on the simple consolidation method. Again the latter method reported a 58.8% growth compared to same prior year period.

- Net-interest margin for the period ended December 31, 2001 was 3.10% based on the purchase method and 3.42% based on the simple consolidation method. Based on the latter method, our net interest margin improved by 17 bps over the same prior year period.

The total assets of bank balance sheet increased by W14,936 billion to W156,894 billion, up 10.5% from the same prior year period.

- Total loans outstanding, including credit card loans of W4,706 billion, increased by W11,626 billion to W107,030 billion, up 12.2% from the same prior year period.

- Total deposits increased by W11,749 billion to W115,161 billion, up 11.4% from the same prior year period.

1.3 Asset Quality

The ratio of substandard and below loans to total loans outstanding went down to 3.56%, lower by 2.53% points over the same prior year period and the ratio of precautionary and below loans also came down from 11.40% to 7.65%, lower by 3.75% points over the same prior year period.

- Our NPL came down to 2.62% for the period ended December 31, 2001, which is lower by 1.3% points over the same prior year period.

- Our delinquency ratio also improved by 1.19% points yoy basis bringing the rate down to 2.51%.

Notwithstanding a long and arduous processes experienced prior to the merger date, Kookmin Bank, upon its merger on November 1, 2001, has proceeded at full speed to revamp the implementation of successful integration of two merged banks. While we have launched various programs to merge the two systems without any customer attrition, we focused our efforts on integrating the headquarters organization and improving our asset quality to its highest standard. Having stated that, we note that our November and December earnings have been expensed fully to write off bad debts and provision according to higher provisioning policy of two banks. We present you with below summary table of incremental provisions accrued since the merger:

Large corporates	Amounts in bil won
Hynix	392
Kohap	84
Ssangyong Motor	46
Korea Data System	43
Incheon Oil Refinery	30

New Provision Policy	Amounts in bil won
Forward Looking Criteria	40
Adoption of higher provision	46
Subordinate bond classification redefined	63

Total incremental provisions **744 billion won**

1.4 Condensed Balance Sheets

1.4.1. Purchase Method

As of (W bn)	00/12/31 Old Kookmin	01/12/31 New Kookmin	Growth (YoY) Amount	 %
Total assets	**81,522**	**156,894**	**75,372**	**92.5**
Cash and due from banks	6,355	7,504	1,148	18.1
Trading securities	2,458	6,414	3,956	161.0
Investment securities	16,894	27,003	10,110	59.8
Loans	50,570	107,030	56,459	111.6
(Allowances for loan losses)	(1,827)	(2,271)	(445)	24.3
(Present value discounts)	(168)	(59)	109	(64.9)
Properties, premises and equipments	1,272	2,925	1,652	129.9
Other assets	3,972	6,019	2,046	51.5
Total liabilities	**77,265**	**147,980**	**70,715**	**91.5**
Deposits	56,522	115,161	58,639	103.7
Borrowings	7,066	12,556	5,490	77.7
Debentures	6,675	9,076	2,401	36.0
Other liabilities	7,002	11,187	4,185	59.8
Total shareholders' equity	**4,257**	**8,914**	**4,657**	**109.4**
Paid-in capital	1,698	1,499	(200)	(11.8)
Capital surplus	1,601	5,684	4,083	255.1
Retained earnings	875	1,428	552	63.1
Capital adjustments	83	304	221	266.5
Total liabilities and shareholders' equity	**81,522**	**156,894**	**75,372**	**92.5**

1.4.2. Simple Consolidation

As of (W bn)	Former Kookmin + H&CB 00/12/31	01/12/31	Growth (YoY) Amount	%
Total assets	**141,958**	**156,894**	**14,936**	**10.5**
Cash and due from banks	8,713	7,504	(1,209)	(13.9)
Trading securities	4,887	6,414	1,527	31.2
Investment securities	25,006	27,003	1,998	8.0
Loans	95,404	107,030	11,626	12.2
(Allowances for loan losses)	(2,988)	(2,271)	717	(24.0)
(Present value discounts)	(314)	(59)	255	(81.2)
Properties, premises and equipments	2,164	2,925	761	35.1
Other assets	5,785	6,019	234	4.0
Total liabilities	**135,158**	**147,980**	**12,822**	**9.5**
Deposits	103,413	115,161	11,749	11.4
Borrowings	10,197	12,556	2,359	23.1
Debentures	9,869	9,076	(793)	(8.0)
Other liabilities	11,680	11,187	(493)	(4.2)
Total shareholders' equity	**6,800**	**8,914**	**2,114**	**31.1**
Paid-in capital	2,540	1,499	(1,041)	(41.0)
Capital surplus	2,378	5,684	3,306	139.0
Retained earnings	1,858	1,428	(431)	(23.2)
Capital adjustments	24	304	280	1169.9
Total liabilities and shareholders' equity	141,958	156,894	14,936	10.5

1.5 Condensed Income Statements

1.5.1. Purchase Method

Year to date at (Wbn)	00/12/31	01/12/31	Growth (YoY) Amount	%
Operating revenue	**8,852**	**10,994**	**2,142**	**24.2**
Interest income	6,405	7,317	911	14.2
Fees and commissions	332	621	289	87.0
Other operating income	2,115	3,056	942	44.5
Operating expenses	**7,958**	**10,148**	**2,190**	**27.5**
Interest expenses	4,253	4,721	468	11.0
Fees and commissions paid	51	139	88	172.4
Other operating expenses	2,644	3,830	1,186	44.9
Administrative expenses	1,011	1,459	448	44.3
Operating income	**894**	**846**	**(48)**	**(5.4)**
Non-operating revenue	443	619	176	39.8
Non-operating expenses	297	372	75	25.3
Ordinary income	**1,039**	**1,092**	**53**	**5.1**
Income before income tax expenses	1,039	1,092	53	5.1
Income tax expense	320	352	32	10.0
Net income	720	741	21	2.9

1.5.2. Simple Consolidation

Year to date at	Former Kookmin + H&CB		Growth (YoY)	
(Wbn)	00/12/31	01/12/31	Amount	%
Operating revenue	**14,838**	**16,660**	**1,822**	**12.3**
Interest income	11,134	11,495	361	3.2
Fees and commissions	1,045	1,582	537	51.3
Other operating income	2,659	3,583	924	34.8
Operating expenses	**13,196**	**14,618**	**1,422**	**10.8**
Interest expenses	7,636	7,639	3	0.0
Fees and commissions paid	127	248	121	95.5
Other operating expenses	3,514	4,424	910	25.9
Administrative expenses	1,919	2,308	389	20.3
Operating income	1,642	2,042	399	24.3
Non-operating revenue	638	861	223	34.9
Non-operating expenses	488	719	231	47.3
Ordinary income	**1,792**	**2,183**	**391**	**21.8**
Income before income tax expenses	1,792	2,183	391	21.8
Income tax expense	549	697	148	27.0
Net income	1,244	1,486	243	19.5

1.6 Asset Quality

As of (W bn)	FY 2000	FY 2001	Growth (YoY) Amount	%
Total	**103,524**	**112,920**	**9,396**	**9.1%**
Normal	91,720	104,284	12,565	13.7%
Precautionary	5,502	4,621	(881)	-16.0%
Substandard	4,168	2,484	(1,684)	-40.4%
Doubtful	1,654	1,222	(432)	-26.1%
Estimated loss	481	309	(172)	-35.8%
Loan loss provision	**3,639**	**2,505**	**(1,134)**	**-31.2%**
Precautionary and below	11,804	8,635	(3,169)	-26.8%
Coverage ratio	30.83%	29.01%	-	-1.8%
Substandard and below	6,303	4,015	(2,288)	-36.3%
Coverage ratio	57.74%	62.40%	-	4.7%
Non-performing loan ratio	**3.92%**	**2.62%**	**-**	**-1.3%**
Delinquency ratio	3.70%	2.51%	-	-1.2%

2. Investor Relations Conference

Two conferences to discuss Kookmin Bank's operating results of year 2001 and related matters will be held respectively on Thursday, February 7 and Friday, February 8, 2002.

For investors in Asia, Australia, and Europe

■ Date	February 7, 2002
■ Time	18:00 Seoul Time / 09:00 GMT / 17:00 Hong Kong & Singapore
■ Venue	Cosmos Hall, 63 Building, Yoido-dong, Youngdeungpo-gu, Seoul, Republic of Korea
■ Language	Korean and English
■ Listening via telephone	
1) Korean	Korea domestic 1544-3357 or 02-6677-3357 International 82-82-1544-3357 or 82-2-6677-3357 Pass code 2345
2) English	Korea domestic 1544-3356 or 02-6677-3356 International 82-82-1544-3356 or 82-2-6677-3356 Pass code 6789

The conference will also be accessible as a video webcast through the Investor Relations section of Kookmin Bank's website, www.kookminbank.com. For those unable to listen to the live broadcast, a replay will be available on Kookmin Bank's web site.

For investors in the U.S.

■	Date	February 8, 2002
■	Time	09:00 Seoul Time / 19:00 New York (February 7, 2002)
■	Language	English
■	Listening via telephone	Korea domestic 1544-3356 or 02-6677-3356 International 82-82-1544-3356 or 82-2-6677-3356 Pass code 6789

The presentation material is attached at the end of this document as exhibit. (see exhibit 1. New Kookmin Bank's First IR Conference)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 7, 2002

By: /s/ Yoo-Hwan Kim
(Signature)

Name: Yoo-Hwan Kim
Title: Senior Executive Vice President & Chief Financial Officer